May 14, 2010

Mr. David Joire, Esq.
Willkie Farr & Gallagher LLP
1875 K Street, NW
Washington, DC 20006-1238

> RE: The Gabelli Healthcare & Wellness Trust
>   333-166168; 811-22021

Dear Mr. Joire:

We have reviewed the registration statement on Form N-2 for The Gabelli
Healthcare & Wellness Trust, filed with the Securities and Exchange Commission on
April 19, 2010. We have the following comments:

PROSPECTUS

Prospectus Summary

1. Under the heading, "Dividends and Distributions," the disclosure states, "If
   adopted by the Board, a portion of the distributions to the preferred shareholders
   may also be sourced from capital attributable to the common shareholders."
   Please explain what is meant by the phrase "if adopted by the Board." What is
   being adopted? In addition, please discuss the possibility of distributions to
   common shareholders may be sourced from capital. Please discuss the risks of
   distributing a return of capital to common and preferred shareholders under the
   heading "Risk Factors and Special Considerations."

Summary of Fund Expenses

2. If the Fund may issue preferred shares, please include the effect of a preferred
   share offering when calculating the advisory fee. The cover page indicates that
   the offering includes preferred as well as common shares.

Form N-CSR

Notes to Financial Statements

3. Note 4 Advisory Fee Reduction on Unsupervised Assets, states "This reduction in
   the advisory fee paid to the Adviser relates to certain portfolio holdings, i.e.,

unsupervised assets, of the Fund with respect to which the Adviser has transferred dispositive and voting control to the Fund's Proxy Voting Committee. During 2009, the Fund's Proxy Voting Committee exercised control and discretion over all rights to vote or consent with respect to such securities and the Adviser reduced its fee with respect to such securities by $1,066." Please explain how this arrangement is different than the proxy voting policies for the other holdings of the fund. Please explain whether the Fund's Proxy Voting Procedures were followed with respect to these holdings. Please explain whether or not these "unsupervised assets" met the investment policies of the Fund.

GENERAL

4. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

5. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

6. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant